August 7, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Becky Chow, Stephen Krikorian, Mitchell Austin or Jan Woo

Re:	Palisades Venture Inc. - Request for acceleration of the effective date
Amendment No. 4 to Registration Statement on Form S-1
Filed August 6, 2024
File No: 333-276934

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests that the Form S-1/A Registration Statement of Palisades Venture Inc. be declared effective on Friday, August 9, 2024 at 5:00 pm EDT or on such earlier or later date as the Commission acting pursuant to Rule 461 shall determine.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1/A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1/A;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1/A; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 818 465 1295 or our General Counsel, Gary Blum at 213.369.8112. Thank you for your attention to this matter.

/s/ Orie Rechtman

Orie Rechtman

Chief Executive Officer